April 15, 2013

VIA ELECTRONIC FILING

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Advisors Preferred Trust, File Nos. 333-184169 and 811-22756

Ladies and Gentlemen:

On behalf of Advisors Preferred Trust, a registered investment company (the "Trust"), we hereby submit, via electronic filing, Post-Effective Amendment No. 4 to the Trust's Registration Statement on Form N-1A (the "Amendment").  The Amendment is filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, with respect to the OnTrack Core Fund (the "Fund"), a series of the Trust.  The main purpose of the filing is to register Advisor Class shares of the Fund.

The Registrant believes that the Prospectus of the Advisor Class shares of the Fund is substantially similar to the Prospectus of the Fund dated January 15, 2013, which was previously reviewed by the Commission’s staff, except that (1) the Annual Fund Operating Expenses table now includes a line item for 12b-1 fees and (2) Distribution Fees related to the 12b-1 plan are described under the heading Distribution of Shares.

The Registrant believes that the SAI for the Fund is substantially similar to the SAI of the Fund dated January 15, 2013, which was previously reviewed by the Commission’s staff, except that the SAI differs with respect to (1) references to a second class of shares and (2) also includes minor updating information.

Based upon the preceding and pursuant to Securities Act release No. 6510 and Investment Company Release No. 13768 (February 15, 1984), the Registrant has authorized us to request, on its behalf, selective review of the above referenced Registration Statement.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this filing, please contact JoAnn M. Strasser at (614) 469-3265 or Parker D. Bridgeport at (614) 469-3238.

Very truly yours,

/s/ Thompson Hine LLP